UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

June 4, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Offer to Purchase Notes for up to $300 Million in Cash

NXP Provides Trading Update and Details Current Cash Position

Eindhoven, The Netherlands, June 4, 2009. NXP Semiconductors, the independent semiconductor company founded by Philips (“NXP”), today announced the commencement of an offer to purchase for cash (as such offer may be amended or supplemented from time to time, the “Offer”) its outstanding Notes (as defined below) for a maximum payment amount of $300 million (as the same may be increased or decreased, the “Maximum Payment Amount”). Specific details of the Offer are provided below.

The Offer is being undertaken to reduce NXP’s overall indebtedness and related interest expense.

Trading Update and Current Cash Position

Visibility of sales development going forward remains very limited. The very weak macroeconomic conditions are still continuing. Although NXP recently has experienced positive business development, NXP believes this may be driven by compensation for excessively reduced sales in the first quarter of the year and supply chain replenishment as opposed to any fundamental improvement of the semiconductors market, apart from China where NXP has seen real demand increase. Under these circumstances, on April 29, 2009 (at the publication of its first quarter report) NXP gave guidance that a 10 to 25% sequential sales increase (excluding wafer sales to the ST-Ericsson Wireless JV) in the second quarter on a business and currency comparable basis could be achievable. Considering the sales and order book developments during the quarter so far, NXP now expects that its revenue in the second quarter will be around the high end of its previous guidance assuming that the trends it has seen continue. It is still very unclear how the overall market sentiment in the remainder of the year will develop.

As of May 31, 2009, NXP’s cash position was $1,075 million. This figure includes a recent repayment of $300 million that was outstanding under NXP’s senior secured revolving credit facility, leaving a further $300 million outstanding under that facility. The total facility is for an amount of €500 million. NXP may redraw amounts under its senior secured revolving credit facility from time to time, including during the time the Offer is pending. The funds required for NXP to consummate the Offer are expected to be paid with available cash, which may include drawings under NXP’s senior secured revolving credit facility.

Details of the Offer

NXP announced today the commencement of an Offer to purchase for cash its outstanding $1,006 million of U.S. dollar-denominated 9 1/2% senior notes due 2015 (the “U.S. Dollar Unsecured Notes”), the outstanding €458 million of euro-denominated 8 5/8% senior notes due 2015 (the “Euro Unsecured Notes,” and together with the U.S. Dollar Unsecured Notes, the “First Priority Notes”), the outstanding $1,381 million of U.S. dollar-denominated floating rate senior secured notes due 2013 (the “U.S. Dollar Floating Rate Notes”), the outstanding €936 million of euro-denominated floating rate senior secured notes due 2013 (the “Euro Floating Rate Notes,” and together with the U.S. Dollar Floating Rate Notes, the “Second Priority Notes”) and the outstanding $1,003 million of U.S. dollar-denominated 7 7/8% senior secured notes due 2014 (the “Fixed Rate Secured Notes” or “Third Priority Notes”) (collectively, the “Notes”) properly tendered (and not validly withdrawn) and accepted, upon the terms and subject to the conditions set forth in the offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) for up to the Maximum Payment Amount as of the Expiration Date (as defined below).

NXP will accept tenders (1) first, of the First Priority Notes up to the Maximum Payment Amount, (2) then (to the extent that the Maximum Payment Amount has not been reached), of the Second Priority Notes up to the lesser of the remaining Maximum Payment Amount or $150 million (the ‘‘Maximum Secured Payment’’), and (3) finally (to the extent that the Maximum Payment Amount has not been reached), of the Third Priority Notes up to the lesser of the remaining Maximum Payment Amount or remaining Maximum Secured Payment.

The consideration to be paid for each series of Notes is the “Tender Offer Consideration.”

First Priority Notes. The Tender Offer Consideration to be paid per $1,000 or €1,000 principal amount of First Priority Notes properly tendered (and not validly withdrawn) and accepted in the Offer will be determined in accordance with the “Modified Dutch Auction” procedure described below and will not be less than $305 or €305 (the “Minimum Offer Price”) nor greater than $350 or €350 (the “Maximum Offer Price”), as listed in the table below.

For the avoidance of doubt, a price expressed in U.S. dollars per $1,000 of the U.S. Dollar Unsecured Notes shall be deemed equivalent to the same price expressed in euro per €1,000 of the Euro Unsecured Notes. Therefore, $305 for each $1,000 of the U.S. Dollar Unsecured Notes and €305 for each €1,000 of the Euro Unsecured Notes will be considered equivalent minimum tenders and $350 for each $1,000 of the U.S. Dollar Unsecured Notes and €350 for each €1,000 of the Euro Unsecured Notes will be considered equivalent maximum tenders for such First Priority Notes.

Under the “Modified Dutch Auction” procedure, for the First Priority Notes, NXP will accept tenders in the order of lowest to highest tender prices specified by the tendering holders of the First Priority Notes in the Offer, and will select the Total Offer Consideration to be paid by NXP per $1,000 or €1,000 principal amount, excluding the Early Tender Premium (as defined below) and any accrued and unpaid interest to be paid, to enable NXP to purchase the maximum aggregate principal amount of First Priority Notes for the Maximum Payment Amount (including the Early Tender Premium (as defined below)). NXP will pay the same Tender Offer Consideration for all such First Priority Notes properly tendered (and not validly withdrawn) and accepted at or below the Tender Offer Consideration for such First Priority Notes.

Second and Third Priority Notes. The Tender Offer Consideration to be paid per $1,000 or €1,000 principal amount of Second Priority Notes and Third Priority Notes properly tendered (and not validly withdrawn) and accepted in the Offer will not be determined in accordance with the “Modified Dutch Auction” procedure and instead is listed in the table below for such Notes.

	Outstanding	Title of Notes	Tender Offer Consideration(2)		Acceptance
	Principal	to be	Minimum Offer	Maximum Offer	Priority
CUSIP/ISIN	Amount(1)	tendered	Price	Price	Level
62947QAG3/ US62947QAG38 (Registered), 62947QAC2/ US62947QAC24 (144A) and N65965AC4/ USN65965AC42 (Reg S)	$1,006	U.S. Dollar Unsecured Notes	$305	$350	1

XS0298437087 (Registered), XS0270228553 (144A) and XS0270227316 (Reg S)	€458	Euro Unsecured Notes	€305	€350	1

	Outstanding	Title of Notes		Acceptance
	Principal	to be		Priority
CUSIP/ISIN	Amount(1)	tendered	Tender Offer Consideration(2)	Level
62947QAE8/ US62947QAE89 (Registered)62947QAA6/ US62947QAA67 (144A) and N65965AA8/ USN65965AA85 (Reg S)	$1,381	U.S. Dollar Floating Rate Notes	$400	2

XS0298436436 (Registered), XS0270226938 (144A) and XS0270226185 (Reg S)	€936	Euro Floating Rate Notes	€400	2

62947QAF5/ U.S.62947QAF54 (Registered), 62947QAB4/ US62947QAB41 (144A) and N65965AB6/ USN65965AB68 (Reg S)	$1,003	Fixed Rate Secured Notes	$450	3

1       In millions.

2       Per $1,000 or €1,000 principal amount, as applicable.

For the purposes of determining the amount of Notes that can be purchased for the Maximum Payment Amount, the Maximum Secured Payment or for the purposes of proration, the Tender Offer Consideration to be paid for any euro-denominated Notes will be deemed equivalent to an amount of U.S. dollars calculated at the representative exchange rate for U.S. dollars per euro, as announced by the International Monetary Fund on the Expiration Date.

Acceptance and Proration. In the event that the amount of the First Priority Notes properly tendered (and not validly withdrawn) at or below the Tender Offer Consideration exceeds the amount that can be purchased by the Maximum Payment Amount (including the Early Tender Premium), NXP will accept for purchase (1) first, all such First Priority Notes properly tendered at prices below the Tender Offer Consideration and (2) then, such First Priority Notes properly tendered at the Tender Offer Consideration on a pro rata basis from among all the First Priority Notes properly tendered at the Tender Offer Consideration up to the Maximum Payment Amount (including the Early Tender Premium) in aggregate (in each case, with appropriate adjustments to avoid purchases of the First Priority Notes in a principal amount other than an integral multiple of $1,000 or €1,000).

In the event that the amount of Second Priority Notes properly tendered (and not validly withdrawn) at the Tender Offer Consideration exceeds the amount that can be purchased by the Maximum Payment Amount (including the Early Tender Premium) remaining (or the Maximum Secured Payment), NXP will accept for purchase such Second Priority Notes properly tendered on a pro rata basis from among all Second Priority Notes properly tendered up to the Maximum Payment Amount (including the Early Tender Premium) remaining (or the Maximum Secured Payment, if lower) (in each case, with appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000 or €1,000).

In the event that the amount of Third Priority Notes properly tendered (and not validly withdrawn) at the Tender Offer Consideration exceeds the amount that can be purchased by the Maximum Payment Amount (including the Early Tender Premium) remaining (or the Maximum Secured Payment remaining), NXP will accept for purchase such Third Priority Notes properly tendered on a pro rata basis from among all Third Priority Notes properly tendered up to the Maximum Payment Amount (including the Early Tender Premium) remaining (or the Maximum Secured Payment remaining, if lower) (in each case, with appropriate adjustments to avoid purchases of Notes in a principal amount other than an integral multiple of $1,000 or €1,000).

Early Tender Premium and Total Consideration. The Offer will expire at 12:00 midnight, New York City time, on July 1, 2009 (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes must tender their Notes on or prior to the Expiration Date to be eligible to receive the Tender Offer Consideration. In addition, for each proper tender of $1,000 or €1,000 principal amount of Notes (not validly withdrawn) made on or prior to 12:00 midnight, New York City time, on June 17, 2009 (such time and date, as the same may be extended, the “Early Tender Date”) and accepted, the holders will receive an early tender premium of $25 or €25, respectively (as the same may be increased or decreased, the “Early Tender Premium” and together with the Tender Offer Consideration, the “Total Consideration”). On the payment date, accrued and unpaid interest up to, but not including, the payment date, if any, will be paid in cash on all Notes properly tendered (and not validly withdrawn) and accepted.

Withdrawal Date. Tenders of Notes may be validly withdrawn at any time on or prior to 5:00 P.M. New York City time on June 17, 2009 (such time and date, as the same may be extended, the “Withdrawal Date”). Tenders of Notes made after the Withdrawal Date may not be validly withdrawn, unless NXP changes the amount of the Minimum Offer Price (in respect of the First Priority Notes), the Maximum Offer Price (in respect of the First Priority Notes), the Early Tender Premium, the Tender Offer Consideration, the Maximum Payment Amount or the Maximum Secured Payment or NXP is otherwise required by law to permit withdrawal.

NXP’s obligation to accept any Notes tendered and to pay the applicable consideration for them is set forth solely in the Offer to Purchase. The Offer is made only by, and pursuant to, the terms set forth in the Offer to Purchase, and the information in this press release is qualified by reference to the Offer to Purchase. Subject to applicable law, NXP may amend, extend or terminate the Offer at any time.

The Notes are listed on the Alternative Securities Market of the Irish Stock Exchange in accordance with the rules of that exchange.

Deutsche Bank Trust Company Americas (the “Dollar Tender Agent”) and Deutsche Bank AG, London Branch (the “Euro Tender Agent,” and together with the Dollar Tender Agent, the “Tender Agent”), are serving together as the Tender Agent in connection with the Offer. J.P Morgan Securities Inc. (the “Dollar Dealer Manager”) and J.P. Morgan Securities Ltd. (the “Euro Dealer Manager,” and together with the Dollar Dealer Manager, the “Dealer Manager”) are serving together as the Dealer Manager in connection with the Offer. Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the Tender Agent. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer. Any questions regarding the terms of the Offer should be directed to the Dealer Manager. Notes and any other required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the Tender Agent at the addresses set forth on the back cover of the Offer to Purchase.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to NXP, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of NXP’s management as well as assumptions made by its management and information currently available to NXP. Although NXP believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to NXP or persons acting on its behalf.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Deutsche Bank Trust Company Americas (the Dollar Tender Agent):

Tel. +1 (800) 735-7777

DB.Reorg@db.com

Deutsche Bank AG, London Branch (the Euro Tender Agent):

Tel. +44 207 547 5000

xchange.offer@db.com

J.P. Morgan Securities Inc. (the Dollar Dealer Manager):

Tel. +1 (800) 245-8812

J.P. Morgan Securities Ltd. (the Euro Dealer Manager):

Tel. +44 207 777 1164

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th of June 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)